EXHIBIT (99.1)
MARKET RISK SENSITIVITY – AS OF DECEMBER 31, 2010

We have market risk with respect to foreign currency exchange rates and interest rates. The market risk is the potential loss arising from adverse changes in these rates as discussed below.

Foreign Currency Exchange Rate Risk

We have manufacturing plants and sales transactions worldwide and therefore are subject to foreign currency risk. This risk is composed of both potential losses from the translation of foreign currency financial statements and the remeasurement of foreign currency transactions. To manage this risk, we periodically enter into forward exchange contracts either to hedge the net assets of a foreign investment or to provide an economic hedge against future cash flows. The total net assets of non-U.S. operations and long-term intercompany loans denominated in nonfunctional currencies subject to potential loss amount to approximately $643.0 million. The potential loss in fair value resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rates amounts to $64.3 million. Furthermore, related to foreign currency transactions, we have exposure to nonfunctional currency balances totaling $109.9 million. This amount includes, on an absolute basis, exposures to foreign currency assets and liabilities. On a net basis, we had approximately $58.2 million of foreign currency liabilities as of December 31, 2010. As currency rates change, these nonfunctional currency balances are revalued, and the corresponding adjustment is recorded in the income statement. A hypothetical change of 10% in currency rates could result in an adjustment to the income statement of approximately $5.8 million. Actual results may differ.

Interest Rate Risk

We are exposed to interest rate fluctuations with respect to our variable rate debt, depending on general economic conditions.

On December 31, 2010, we had the following variable rate debt:

(in thousands, except interest rates)

Short-term debt

Notes payable, end of period interest rate of 2.94%	$1,587

Long-term debt

Credit agreement with borrowings outstanding, net of $105.0 million fixed rate portion, at an end of period interest rate of 2.77% in 2010, due in 2015	132,000

Various notes and mortgages relative to operations principally outside the United States, at an average end of period rate of 3.04% in 2010, due in varying amounts through 2021	10,185

Total	$143,772

Assuming borrowings were outstanding for an entire year, an increase/decrease of one percentage point in weighted average interest rates would increase/decrease interest expense by $1.4 million. To manage interest rate risk, we will periodically enter into interest rate swap agreements to effectively fix the interest rates on variable debt to a specific rate for a period of time.